UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

EVINE Live Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

300487105
(CUSIP Number)

January 18, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas D. Mottola

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,954,794 shares of Common Stock (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,954,794 shares of Common Stock (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,954,794 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.98% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 992,063 shares of Common Stock issuable upon exercise of outstanding warrants.
(2)	Based upon 65,186,738 shares of Common Stock issued and outstanding as of January 23, 2017 as reported to the Reporting Person by the Issuer.

Item 1.
(a)	Name of Issuer.
      EVINE Live Inc. (the "Issuer")

(b)	Address of Issuer's Principal Executive Offices
      6740 Shady Oak Road, Eden Prairie, Minnesota 55344
Item 2.
(a)	Name of Person Filing
       Thomas D. Mottola

(b)	Address of the Principal Office or, if none, Residence
 c/o Andrews Management
 23 Old Kings Highway, South Suite 200
 Darien, CT 06820

(c)    Citizenship
        United States

(d)   Title of Class of Securities
        Common stock, par value $0.01 per share, of Issuer (the "Common Stock")

(e)   CUSIP Number
        300487105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Mr. Mottola currently beneficially owns 3,954,794 shares of Common Stock based on the following:
(1)
2,962,731 shares of Common Stock held by Mr. Mottola individually, including 978,604 shares of Common Stock issued upon the exercise of options on January 23, 2017, having an exercise price of $1.20 per share.

(2)
992,063 shares of Common Stock issuable upon exercise of outstanding warrants held by Mr. Mottola, having an exercise price of $2.90 per share, subject to adjustment in accordance with the terms of the warrants, and a term of five years.  The warrants are exercisable from March 19, 2017 through and including September 19, 2021.

(b)   Percent of class: 5.98%, based upon 65,186,738 shares of Common Stock issued and outstanding as of January 23, 2017 as reported to the Reporting Person by the Issuer.
(c)    Number of shares as to which the person has:
        (1) Sole power to vote or to direct the vote: 3,954,794.
        (2) Shared power to vote or to direct the vote: 0.
        (3) Sole power to dispose or to direct the disposition of: 3,954,794.
        (4) Shared power to dispose or to direct the disposition of: 0.
Item 5. Ownership of Five Percent of Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
              Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017

/s/ Thomas D. Mottola
Thomas D. Mottola